UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


10035834

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-51198

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2009 MM/DD/YY AND ENDING 12/31/2009 MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Kildare Capital, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

555 E. Lancaster Avenue Suite 540
(No. and Street)

Radnor (City) PA (State) 19087 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Sean Sweeney 610-254-1701
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Citrin Cooperman & Company LLP
(Name – *if individual, state last, first, middle name*)

1800 JFK Boulevard (Address) Philadelphia (City) PA (State) 19103 (Zip Code)


SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 1 2010
BRANCH OF REGISTRATIONS AND EXAMINATIONS

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Sean Sweeney, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Killian Capital, as of December 31, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title


NOTARIAL SEAL
SANDY PHITHAVONG
Notary Public
RADNOR TWP, DELAWARE CNTY
My Commission Expires Oct 30, 2012

Notary Public

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KILDARE CAPITAL, INC.
(A Wholly-owned Subsidiary of
Kildare Financial Group, Inc.)

FINANCIAL STATEMENTS
AND SUPPLEMENTARY INFORMATION

CONFIDENTIAL PURSUANT TO RULE 17a-5(e)(3)

YEAR ENDED DECEMBER 31, 2009

KILDARE CAPITAL, INC.
(A Wholly-owned Subsidiary of Kildare Financial Group, Inc.)
FOR THE YEAR ENDED DECEMBER 31, 2009

Table of Contents



Citrin Cooperman & Company, LLP

CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

To the Shareholder and Board of Directors
Kildare Capital, Inc.

We have audited the accompanying statement of financial condition of Kildare Capital, Inc. (a California S corporation and wholly-owned subsidiary of Kildare Financial Group, Inc.) as of December 31, 2009, and the related statements of operations, changes in shareholder's equity and cash flows for the year then ended, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Kildare Capital, Inc. at December 31, 2009, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 2 to the financial statements, as of January 1, 2009, the Company changed its method of accounting for uncertainty in income taxes.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary schedules on pages 14 - 15 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

Citrin Cooperman & Company, LLP
CERTIFIED PUBLIC ACCOUNTANTS

February 25, 2010

1800 JFK BOULEVARD, PHILADELPHIA, PA 19103 • (215) 545-4800 • FAX (215) 545-4810

KILDARE CAPITAL, INC.
(A Wholly-owned Subsidiary of Kildare Financial Group, Inc.)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2009

ASSETS		
Cash and cash equivalents	$	309,315
Accounts receivable		17,485
Prepaid expenses		2,725
Deposit with clearing organization		723,824
Due from officer		46,405
Due from affiliate		13,550
Securities owned, at fair value		6,976,788
Property and equipment, net		86,494
Employee advances, net		20,000
TOTAL ASSETS	$	8,196,586
LIABILITIES AND SHAREHOLDER'S EQUITY		
Liabilities:		
Accounts payable and accrued expenses	$	476,052
Lines of credit		24,403
Payable to clearing organization		5,758,073
Securities sold, not yet purchased, at fair value		191,438
Capital lease obligation		32,252
Total liabilities		6,482,218
Commitments and contingencies (Note 9)		
Shareholder's equity:		
Preferred stock, Series A, 12%, $0.01 par value; 5,000,000 shares authorized, 2,300,000 shares outstanding		23,000
Common stock, no par value; 100,000,000 shares authorized, 10,000,000 shares issued and outstanding		260,000
Additional paid-in capital		2,317,000
Accumulated deficit		(885,632)
Total shareholder's equity		1,714,368
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	$	8,196,586

See accompanying notes to financial statements.

KILDARE CAPITAL, INC.
(A Wholly-owned Subsidiary of Kildare Financial Group, Inc.)
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2009

Revenues:	
Principal trading income	$ 5,058,343
Underwriting fees	773,849
Interest income	5,939
Other income	224,399
Total revenues	6,062,530
Expenses:	
Advertising	8,195
Commissions	2,501,269
Compensation	445,883
Insurance expense	63,886
Interest expense	10,491
Clearing expenses	44,246
Marketing expenses	6,184
Medical expense	5,300
Meetings expense	29,277
Office expenses	161,148
Depreciation and amortization	35,747
Professional fees	117,741
Rent	150,494
Travel and entertainment	173,817
Regulatory fees and expenses	79,841
Total expenses	3,833,519
NET INCOME	$ 2,229,011

See accompanying notes to financial statements.

KILDARE CAPITAL, INC.
(A Wholly-owned Subsidiary of Kildare Financial Group, Inc.)
STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2009

	Preferred		Common		Additional Paid-in	Retained Earnings (Accumulated	Total Shareholder's
	Shares	Amount	Shares	Amount	Capital	Deficit)	Equity
Balance - January 1, 2009	2,300,000	$ 23,000	10,000,000	$ 260,000	$ 2,317,000	$ (2,218,510)	$ 381,490
Net income	-	-	-	-	-	2,229,011	2,229,011
Dividends paid	-	-	-	-	-	(896,133)	(896,133)
BALANCE - DECEMBER 31, 2009	2,300,000	$ 23,000	10,000,000	$ 260,000	$ 2,317,000	$ (885,632)	$ 1,714,368

See accompanying notes to financial statements.

KILDARE CAPITAL, INC.
(A Wholly-owned Subsidiary of Kildare Financial Group, Inc.)
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2009

Cash flows from operating activities:	
Net income	$ 2,229,011
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation and amortization	35,747
Changes in operating assets and liabilities:	
Deposit with clearing organization	(320,384)
Due from parent	(46,405)
Due from affiliate	(8,350)
Other receivable	(17,485)
Securities owned, at fair value	(5,638,775)
Employee advances	(20,000)
Other assets	6,255
Prepaid expenses	(2,725)
Dividends payable	(66,367)
Payable to clearing organization	5,720,515
Securities sold, not yet purchased, at fair value	(900,434)
Accounts payable and accrued expenses	335,878
Net cash provided by operating activities	1,306,481
Cash used in investing activities:	
Acquisition of property and equipment	(6,288)
Cash flows from financing activities:	
Repayment of lines of credit	(97,997)
Payments under capital lease obligation	(18,168)
Dividends paid	(896,133)
Net cash used in financing activities	(1,012,298)
Net increase in cash and cash equivalents	287,895
Cash and cash equivalents - beginning	21,420
CASH AND CASH EQUIVALENTS - ENDING	$ 309,315
Supplemental disclosures of cash flow information:	
Cash paid during the year for interest	$ 10,491

See accompanying notes to financial statements.

NOTE 1. BUSINESS ACTIVITY

Kildare Capital, Inc. (the "Company"), a California S corporation, is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and is licensed by the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company is a wholly-owned subsidiary of Kildare Financial Group, Inc. ("KFG"). The Company is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services, including trading in securities issued by the government of the United States of America and various state and municipal authorities, and investment banking. The Company is an introducing broker and clears all transactions through a clearing organization on a fully disclosed basis.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and cash equivalents

The Company has defined cash equivalents as highly liquid investments, with original maturities of less than 90 days that are not held for sale in the ordinary course of business.

Securities transactions

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade-date basis. Securities are valued at fair value. Fair value is generally based upon quoted market prices. If quoted market prices are not available, fair value is determined by management.

Investment banking

Investment banking revenues include gains, losses, and fees, net of syndicate expenses, arising from securities offerings in which the Company acts as an underwriter or agent. Investment banking revenues also include fees earned from providing merger-and-acquisition and financial restructuring advisory services. Investment banking management fees are recorded on the offering date, sales concessions on the settlement date, and underwriting fees at the time the underwriting is completed and the income is reasonably determinable.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Fixed assets

Fixed assets are recorded at cost. Depreciation is calculated using the straight-line method based on the estimated useful lives of the related assets. Leasehold improvements are amortized over the shorter of the lease term or their expected lives. When assets are retired or otherwise disposed of, the costs and related accumulated depreciation are removed from the accounts and any gain or loss on disposal is recognized.

The Company reviews long-lived assets for impairment whenever circumstances and situations change such that there is an indication that the carrying amounts may not be recoverable. If the carrying amount of the asset exceeds the undiscounted future cash flows expected to be generated by the asset, an impairment charge is recognized.

Recently adopted accounting pronouncements

In June 2009, the Financial Accounting Standards Board ("FASB") issued authoritative guidance that established the FASB Accounting Standards Codification ("Codification" or "ASC") as the source of authoritative GAAP recognized by the FASB to be applied to all nongovernmental entities. The Codification supersedes all of the existing accounting and reporting standards applicable to privately held companies upon its effective date and, subsequently, the FASB will not issue new standards in the form of FASB Statements, FASB Staff Positions of Emerging Issues Task Force Abstracts. The guidance is not intended to change or alter existing GAAP. The guidance became effective for the Company for the year ended December 31, 2009. The guidance did not have an impact on the Company's financial position, results of operations or cash flows. All references to previous numbering of FASB Statements, FASB Staff Positions or Emerging Issues Task Force Abstracts have been removed from the financial statements and accompanying notes.

On January 1, 2009 the Company adopted the new standard for uncertainty in income taxes. The Company is required to apply the "more likely than not" threshold to the recognition and derecognition of tax positions. The standard also provides guidance on the measurement of tax positions, balance sheet classification, interest and penalties, accounting in interim periods, disclosures, and transition. Adoption of the new standard did not have a material effect on the Company's financial statements.

Income taxes

The Company is taxed under the provisions of Subchapter S of the Internal Revenue Code. Under those and comparable state income tax provisions, the Company does not pay federal or state income taxes on its taxable income

Purchase and sales of securities

Purchases and sales of securities are recorded on a trade-date basis. Realized gains and losses on security transactions are based on the first-in, first-out or the specific identification method. Dividend income is recorded on the ex-dividend date.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Subsequent events

In May 2009, the FASB issued guidance related to subsequent events, which was primarily codified into FASB ASC 855, *Subsequent Events*. This guidance establishes general standards of accounting for and disclosure of events that occur after the date of the statement of financial condition but before financial statements are issued. In particular, the guidance sets forth: (1) the period after the date of the statement of financial condition during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements; (2) the circumstances under which an entity should recognize events or transactions occurring after the date of the statement of financial condition in its financial statements; and (3) the disclosures that an entity should make about events or transactions that occurred after the date of the statement of financial condition.

FASB ASC 855 is effective for interim or annual periods ending after June 15, 2009, and is to be applied prospectively. The Company adopted FASB ASC 855 as of December 31, 2009. The Company has evaluated all events or transactions that occurred after December 31, 2009, up through the date that the financial statements were available to be issued on February 25, 2010.

NOTE 3. CONCENTRATIONS OF CREDIT RISK

The Company places its cash and cash equivalents, which may at times be in excess of FDIC insurance limits, with high quality financial institutions and limits the amount of credit exposure with any one institution.

NOTE 4. SECURITIES OWNED AND SOLD, NOT YET PURCHASED

Marketable securities owned and sold, not yet purchased, consist of trading and investment securities at fair value, as follows:

	Owned	Sold, Not Yet Purchased
Obligations of U.S. Government	$ 190,546	$ 191,438
State and Municipal Obligations	5,715,757	-
U.S. Equities	1,070,485	-
	$ 6,976,788	$ 191,438

NOTE 5. RECEIVABLE FROM AND PAYABLE TO CLEARING ORGANIZATION

Amounts receivable from and payable to the Company's clearing organization at December 31, 2009, consist of the following:

	Receivable	Payable
Deposit with clearing organization	$ 723,824	$ -
Payable to clearing orgainzation	-	5,758,073
	$ 723,824	$ 5,758,073

NOTE 6. PROPERTY AND EQUIPMENT

Property and equipment consisted of the following at December 31, 2009:

Office equipment	$	74,206
Furniture and fixtures		97,619
Leasehold improvements		12,519
		184,344
Less: accumulated depreciation and amortization		(97,850)
Property and equipment, net	$	86,494

Depreciation and amortization expense incurred for the year ended December 31, 2009 was $35,747.

In 2007, the Company acquired furniture and fixtures under a five-year capital lease in the amount of $71,647. Accumulated amortization for those assets was $28,353 as of December 31, 2009.

NOTE 7. LINES OF CREDIT

The Company has a line of credit with a commercial bank, which allows maximum borrowings of $25,000. Principal is payable on demand, with interest paid monthly at the bank's prime rate plus 4.0% (effective rate of 7.25% at December 31, 2009). The balance outstanding on the line of credit at December 31, 2009, was $18,003.

The Company has a line of credit with a commercial bank, which allows maximum borrowings of $100,000. Principal is payable on demand, with interest paid monthly at the bank's prime rate plus 2.5% (effective rate of 5.75% at December 31, 2009). The line of credit is secured by cash on deposit with the commercial bank of approximately $215,931 at December 31, 2009. The balance outstanding on the line of credit at December 31, 2009, was $6,400.

NOTE 8. CAPITAL AND OPERATING LEASES

The Company entered into an operating lease agreement for office space, commencing in February 2007. The lease term ends in July 2014.

The Company has a capital lease obligation for office furniture. The leased assets are included in furniture and fixtures.

Minimum future lease payments are as follows:

Year ending December 31,		Operating Lease		Capital Lease
2010	$	137,127	$	18,168
2011		141,830		18,168
2012		143,533		4,542
2013		123,997		-
2014		67,978		-
	$	614,465		40,878
Less: amounts representing interest				(8,626)
Net present value of capital lease obligation			$	32,252

NOTE 9. COMMITMENTS AND CONTINGENCIES

In the normal course of business, the Company enters into underwriting commitments. Transactions relating to such underwriting commitments that were open at December 31, 2009, and were subsequently settled, had no material effect on the financial statements as of that date.

The Company is subject to litigation from time to time in the ordinary course of business. Although the amount of any liability with respect to such litigation cannot be determined, in the opinion of management, such liabilities will not have a material adverse effect on the Company's financial condition or results of operations.

NOTE 10. STOCKHOLDER'S EQUITY

The Company issued 2,300,000 shares of Series A, 12%, $0.01 par value non-convertible, non-voting preferred stock to its parent, KFG, including 1,300,000 shares issued during the year ended December 31, 2009. The Series A stock pays dividends at an annual rate of 12%.

KFG has the option to redeem: 1) 1,000,000 shares of the Series A stock after June 1, 2007, and 2) 1,300,000 shares of the Series A stock after June 1, 2010, upon written notice. The Company's obligation to repurchase the Series A shares would be suspended if repurchase would cause the Company to violate its net capital requirements under the Company's current membership agreement with FINRA.

The Company has the right to call the Series A stock in full or partial amounts upon proper written notification. The Company may not repurchase shares if repurchase would cause the Company to violate its net capital requirements under the Company's current membership agreement with FINRA.

NOTE 11. FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK

The Company sold securities that it does not currently own and is therefore obligated to purchase such securities at a future date. The Company recorded these obligations in the financial statements at December 31, 2009, at the current fair values of the related securities and will incur an additional loss if the fair value of the securities increases prior to the date of purchase.

In the normal course of business, the Company's activities involve the execution, settlement, and financing of various securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

NOTE 12. INDEPENDENT CONTRACTOR AGREEMENTS

The Company and various individuals (the "Contractors") have entered into Independent Contractor Agreements (the "Contractor Agreements"). Under the terms of these Contractor Agreements, the Company and the Contractors have agreed that the Contractors will operate a branch office on behalf of the Company utilizing certain of the Company's operating funds for securities trading purposes. Each individual Contractor Agreement contains specific terms and covenants regarding the relationship between the Company and the individual Contractor, such as length of term, duties of the parties, trading funds limitations, compensation, and additional covenants.

NOTE 13. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC's Uniform Net Capital Rule ("SEC Rule 15c3-1"), which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, not exceed 15 to 1. At December 31, 2009, the Company had net capital of $1,026,550, which was $926,550 in excess of its required net capital of $100,000. At December 31, 2009, the Company's ratio of aggregate indebtedness to net capital was 0.49 to 1.

NOTE 14. FAIR VALUE MEASUREMENTS

Pursuant to FASB ASC 820, fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

Using the provisions within ASC 820, the Company has characterized its investments in securities, based on the order of liquidity of the inputs used to value the investments, into a three-level fair value hierarchy. The fair value hierarchy gives the highest order of liquidity to quoted prices in active markets for identical assets or liabilities [Level 1], and the lowest order of liquidity to unobservable inputs [Level 3]. If the inputs used to measure the investments fall within different levels of the hierarchy, the categorization is based on the lowest level input that is significant to the fair value measurement of the investment.

The Company's fair value measurements are classified into one of three categories as follows based on the measurement inputs:

> Level 1 inputs are quoted prices in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date. An active market for the asset or liability is a market in which transactions for the asset or liability occur with sufficient frequency and volume to provide pricing information on an ongoing basis.

NOTE 14. FAIR VALUE MEASUREMENTS (CONTINUED)

Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly. Level 2 inputs include: quoted prices for similar assets or liabilities in active markets, inputs other than quoted prices that are observable for the asset or liability (e.g., interest rates and yield curves observable at commonly quoted intervals or current market) and contractual prices for the underlying financial instrument, as well as other relevant economic measures.

Level 3 inputs are unobservable inputs for the asset or liability. Unobservable inputs shall be used to measure fair value to the extent that observable inputs are not available, thereby allowing for situations in which there is little, if any, market activity for the asset or liability at the measurement date. Unobservable inputs reflect the Company's own assumptions about the assumptions that market participants would use in pricing the asset or liability (including assumptions about risk).

The following table summarizes the valuation of the Company's assets and liabilities by the above fair value hierarchy levels as of December 31, 2009:

	Level 1	Level 2	Level 3	Total
Assets:				
Deposit with clearing organization	$ 723,824	$ -	$ -	$ 723,824
Securities owned:				
U.S. Equities	1,070,485	-	-	1,070,485
State and Municipal Obligations	-	4,758,567	-	4,758,567
Obligations of U.S. Government	1,147,736	-	-	1,147,736
TOTAL	$ 2,942,045	$ 4,758,567	$ -	$ 7,700,612
Liabilities:				
Payable to clearing organization	$ 5,758,073	$ -	$ -	$ 5,758,073
Securities sold, not yet purchased:				
U.S. Treasury Bonds	191,438	-	-	191,438
TOTAL	$ 5,949,511	$ -	$ -	$ 5,949,511

KILDARE CAPITAL, INC.
(A Wholly-owned Subsidiary of Kildare Financial Group, Inc.)
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2009

Shareholder's equity	$ 1,714,368
Non-allowable assets:	
Receivables from non-customers	20,000
Due from officer	46,405
Due from affiliate	13,550
Property and equipment	86,494
Accounts receivable and prepaid expenses	20,210
Total non-allowable assets	186,659
Net capital before haircuts on securities positions	1,527,709
Haircuts on securities positions:	
U.S. government obligations	68,918
State and municipal government obligations	271,668
U.S. equities	160,573
Total haircuts on securities positions	501,159
NET CAPITAL	1,026,550
Minimum net capital	100,000
Excess net capital (net capital less net capital required)	$ 926,550
Excess net capital at 1000% (net capital less 10% of aggregate indebtedness)	$ 976,505

MINIMUM NET CAPITAL

Computation of basic net capital requirement:	
Aggregate indebtedness ("AI")	$ 500,452
6-2/3% of AI	$ 33,363
Statutory minimum net capital required	$ 100,000
Minimum net capital, the greater of 6-2/3% of AI or statutory amount	$ 100,000
Ratio: AI to net capital	0.49 to 1

RECONCILIATION OF NET CAPITAL

Net capital, as reported in corporations' Part II A (Unaudited) FOCUS Report	$ 1,161,919
Net audit adjustments	(135,369)
NET CAPITAL, AS ADJUSTED	$ 1,026,550

See independent auditors' report.

KILDARE CAPITAL, INC.
(A Wholly-owned Subsidiary of Kildare Financial Group, Inc.)
OTHER INFORMATION
DECEMBER 31, 2009

COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SEC:

The Company operates under the exemptive provisions of Paragraph (k)(2)(i) of SEC Rule 15c3-3.

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SEC:

The Company is subject to the exemptive requirements of SEC Rule 15c3-3 and did not maintain possession or control of any customer funds or securities at December 31, 2009



Citrin Cooperman & Company, LLP

CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1) FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

To the Shareholder and Board of Directors
Kildare Capital, Inc.

In planning and performing our audit of the financial statements of Kildare Capital, Inc. (the "Company") as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal controls and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

1800 JFK BOULEVARD, PHILADELPHIA, PA 19103 • (215) 545-4800 • FAX (215) 545-4810

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in control activities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the shareholder, management, the SEC, the Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.


Citrin Cooperman & Company, LLP

CERTIFIED PUBLIC ACCOUNTANTS

February 25, 2010



Citrin Cooperman & Company, LLP

CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT ON APPLYING AGREED-UPON PROCEDURES TO THE SIPC ANNUAL ASSESSMENT REQUIRED UNDER SEC RULE 17a-5(e)(4)

To the Shareholder and Board of Directors
Kildare Capital, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation (the "SIPC") for the period from April 1, 2009, through December 31, 2009, which were agreed to by Kildare Capital, Inc. (the "Company") and the Securities and Exchange Commission, the Financial Industry Regulatory Authority, Inc., and the SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries on the general ledger, noting no differences;
2. Compared the amounts reported on Form X-17a-5 for the period from April 1, 2009, through December 31, 2009, as applicable, with the amounts reported in Form SIPC-7T for the period from April 1, 2009, through December 31, 2009, noting no differences;
3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers, noting no differences;
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments, noting no differences; and
5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7T on which it was originally computed, noting no differences.

We were not engaged to, and did not, conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Citrin Cooperman & Company, LLP
CERTIFIED PUBLIC ACCOUNTANTS

February 25, 2010

1800 JFK BOULEVARD, PHILADELPHIA, PA 19103 • (215) 545-4800 • FAX (215) 545-4810

KILDARE CAPITAL, INC.
(A Wholly-owned Subsidiary of Kildare Financial Group, Inc.)
SCHEDULE OF SECURITIES INVESTOR PROTECTION CORPORATION ASSESSMENTS AND PAYMENTS (FORM SIPC-7T)
FOR THE PERIOD FROM APRIL 1, 2009, THROUGH DECEMBER 31, 2009

SIPC-7T - General assessment	$ 10,824
Less amounts paid:	
January 2009	150
August 2009	2,382
September 2009 ($720 less interest of $23)	697
	3,229
Amount due with Form SIPC-7T	$ 7,595

See independent auditors' report on applying agreed-upon procedures to the SIPC annual assessment required under SEC Rule 17a-5(e)(4).